FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Monday 26 November 2012, London UK - LSE announcement

GSK initiates voluntary open offer to increase stake in its publicly-listed Consumer Healthcare subsidiary in India

GlaxoSmithKline ("GSK") (LSE: GSK) today announced a Voluntary Open Offer (the "Offer") to increase its stake in its publicly-listed Consumer Healthcare subsidiary in India (GlaxoSmithKline Consumer Healthcare Ltd, the "Company") from 43.2% to up to 75% at a price of INR 3,900 per share. Securities regulations in India require a minimum public shareholding of 25% for a company to maintain a public listing in the country.

The Offer, which is made pursuant to the rules of the Securities and Exchange Board of India, is to acquire up to 13,389,410 shares, representing 31.8% of the total outstanding shares of the Indian Company. The Offer represents a premium of approximately 28% to the Company's closing share price on the National Stock Exchange of India Limited on 23 November, 2012 and 22% to the 12 month high on BSE Ltd. The potential total value of the transaction at the Offer price is approximately INR 52.2 billion or £591 million.

David Redfern, Chief Strategy Officer, GSK said: "GSK Consumer Healthcare is a well established business in India and its leading product, Horlicks, is an iconic household brand.  This transaction represents a further step in GSK's strategy to invest in the world's fastest growing markets and, we believe, offers a liquidity opportunity at an attractive premium for existing shareholders."

The transaction will be funded through GSK's existing cash resources, will be earnings neutral for the first year and accretive thereafter and will not impact expectations for the Group's long-term share buyback programme.

GSK's Consumer Healthcare business in India generated over INR 28 billion turnover in the financial year ended 31 December, 2011 (approximately £380 million at 2011 average exchange rates) with a Compound Annual Growth Rate (CAGR) over the past five years of 19%.  The Company employs approximately 3,200 people.

Subject to regulatory clearance, the Offer period is expected to begin in January 2013.  Payment for the shares will take place shortly after close of the Offer.  The Company's shares are traded on the BSE Ltd (500676) and the National Stock Exchange of India Limited (GSKCONS).

The details of the Offer can be found in the public announcement which will shortly be available at www.sebi.gov.in, www.bseindia.com, and www.nseindia.com, and the detailed public statement and letter of offer which will be filed in connection with the Offer with relevant stock exchanges and the Securities Exchange Board of India.

The Offer is being managed by HSBC Securities and Capital Markets (India) Private Limited.

V A Whyte
Company Secretary
26 November 2012

Accounting Information

GSK will continue to consolidate 100% of the results and net assets of the Company, but the share of profits due to the non-controlling interests and the non-controlling interests balance in the balance sheet will both be lower after the transaction.  GSK will record no gain or loss on the acquisition, with the accounting entries being recorded in non-controlling interests and shareholders' equity.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

India Media enquiries - Genesis Burson-Marsteller	Rohit Moudul	+91 981 106 2853	(India)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Lucy Budd	+44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

India Analyst/Investor enquiries - The Hongkong and Shanghai Banking Corporation Ltd.	Minari Shah	+91 986 762 2759	(India)

Cautionary statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK's operations are described under 'Risk factors' in the 'Financial review & risk' section in the GSK Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.  The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions.  Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 26, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc